Special shareholder meeting (unaudited)

On April 28, 2009, an adjourned session of the Annual Meeting of the Shareholders of John Hancock Patriot Premium Dividend Fund II was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting upon the proposals listed below: Shareholders of the fund approved Proposal 1 and Proposal 2 and the votes cast were as follows:

Proposal 1: To elect six Trustees to serve until their respective successors have been duly elected and qualified.

		WITHHELD
	FOR	AUTHORITY
Deborah C. Jackson	44,496,905	2,855,466
Charles L. Ladner	44,530,808	2,821,563
Stanley Martin	44,579,729	2,772,642
John A. Moore	44,527,296	2,825,075
Gregory A. Russo	44,587,241	2,865,130
John G. Vrysen	44,573,388	2,778,983

Proposal 2: To adopt a new form of investment advisory agreement.

For	29,147,270
Against	2,394,770
Withheld	716,644
Broker Non-Vote	15,093,690